UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT



Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report (Date of earliest event reported): April 13,
2006

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

(a) On April 13, 2006, the Board of Directors of The Dow Chemical Company (the "Company") amended Section IV of the Company's Bylaws, effective May 11, 2006. The amendment involved several changes to the Committees of the Board: (1) Identified actions by the Executive Committee will require specific authorization by the Board; (2) the name of the Committee on Directors and Governance will be changed to Governance Committee; (3) The Finance Committee will be eliminated; and (4) the Environment, Health and Safety Committee will be combined with the Public Interest Committee.

Item 9.01 Financial Statements and Exhibits

The following exhibit is filed as part of this report:

EXHIBIT NO.   DESCRIPTION

99.1   Amended Section IV of the Bylaws
                         of The Dow Chemical Company

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 20, 2006   THE DOW CHEMICAL COMPANY

                         By: /S/ CHARLES J. KALIL
                         Name: Charles J. Kalil
                         Title: Corporate Vice President

General Counsel and
Corporate Secretary